AESP, Inc.
1810 N.E. 144th Street
North Miami, Florida 33181
(305) 944-7710

May 27, 2003

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Re: AESP, Inc. Registration Statement on Form S-3 Commission File No. 333-102579

Ladies and Gentlemen:

     Pursuant to Rule 477(a) and (c) of the Securities Act of 1933, as amended, (“the Act”) AESP, Inc. (the “Company”) hereby respectfully requests the withdrawal of the registration statement (“Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on January 17, 2003, and amended on April 8, 2003, and on May 9, 2003. No securities were sold in connection with the Registration Statement.

     The Company further requests:

1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating “Withdrawn upon the request of the registrant, the Commission consenting thereto.”

     If you have any questions regarding this application for withdrawal, please contact the undersigned at (305) 944-7710.

Very truly yours,

AESP, Inc.

/s/ Slav Stein

Slav Stein President and Chief Executive Officer